                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                                 Micro-ASI, Inc.
                 (Name of Small Business Issuer in its charter)



         TEXAS                                             75-2586030
(State of Incorporation)                       (IRS Employer Identification No.)



                      12655 NORTH CENTRAL EXPWY, SUITE 1000
                               DALLAS, TEXAS 75243
                    (Address of principal executive offices)



                                 (972) 392-9636
                           (Issuer's telephone number)



           Securities to be registered under Section 12(b) of the Act:
                                      NONE



           Securities to be registered under Section 12(g) of the Act:
                          COMMON STOCK $ .001 PAR VALUE

                                     PART I.

ITEM 1 DESCRIPTION OF BUSINESS.

(a) BUSINESS DEVELOPMENT.

Micro-ASI, Inc. (the "Company" or "Micro-ASI") is a development stage, high-technology electronics company founded in 1995 in Dallas, Texas. The Company has had no revenue from operations since inception.

There has not been any bankruptcy filing, receivership or any similar proceeding since the Company's inception.

There has been no reclassification, merger or consolidation involving the Company since its inception. There has been no sale of a significant amount of assets that were not in the ordinary course of the Company's business, except that the Company acquired Best Technologies, Inc. ("BTI") on January 18, 2000, with an effective date of January 1, 2000, as disclosed in the Company's Form 8-K filed on January 27, 2000, which is incorporated herein by reference.

This document includes "forward-looking statements" including, in particular, the statements about Micro-ASI's plans, strategies and prospects, future financial condition and results of operations under the headings "Management's Discussion and Analysis" or "Plan of Operations." We have based these statements on our expectations about future events. The words "may," "intend," "will," "expect," "anticipate," "objective," "projection," "forecast," "position" or negatives of those terms or other variations of them or by comparable terminology are intended to identify forward-looking statements. Although management believes that the plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, no assurance can be given that such plans, intentions and expectations will be achieved, and we caution you that our actual results may differ materially from those anticipated or projected in our forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Micro-ASI to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among other things, (1) general economic and business conditions; (2) ability to cost effectively integrate multiple technologies; (3) effect of future competition;
(4) failure to raise needed capital; and (5) the ability of Micro-ASI and its third party providers to adequately address possible Year 2000 problems.

(b) BUSINESS OF ISSUER.

(1) PRINCIPAL PRODUCTS AND THEIR MARKETS:

The Company intends to design and manufacture products such as semiconductor Multi-Chip Modules (MCM), Printed Circuit Boards (PCB), and electronic end products based on flip-chip technology. The Company intends to provide these products to strategic customer partners in a "one-stop-shop" for design, prototype and manufacturing.

These types of products represent a large market opportunity, because the electronics market is moving toward faster, smaller, higher performance devices with lower costs and reduced power consumption. The worldwide electronics end-equipment market is $1.2 trillion today and projected by the American Electronics Association to grow to over $2 trillion by 2004. A growing percentage of this market is being served through outsourcing. Outsourcing is the process whereby a company contracts with another company for goods and/or services instead of manufacturing the products itself. Cahners Research estimates that the contract manufacturing market is growing from more than $100 billion in 1999 to $170 billion by 2001.

Today, approximately 98% of semiconductor packaging is internally interconnected by wire bond, which has been used since the late 1950s and is reaching its physical limitations in terms of size reduction and cost. Flip-chip technology differs from wire bond in that it allows a die to be connected directly to the substrate using "bumping" technology, which is a process of using solder balls to attach the die instead of using wire bond. Flip-chip technology offers the following advantages over wire bond:

     1.   reduction in size

     2.   lower heat generation

     3.   improved performance.

Until recently, costs of flip-chip production have been too high to permit widespread commercial use. Recent advancements in "bumping" the technology, which is the process of attaching solder balls to a die, and advances in "high density substrate", which is a medium to connect the die to its external packaging, are dramatically reducing the costs of flip-chip production and making it much more attractive as an alternative to wire bond technology for large pin count devices.

                COMPARING WIRE BONDED AND FLIP CHIP TECHNOLOGIES

The diagram below shows the reduction in size between a wire bonded package and a flip-chip package.


[WIRE BONDED PACKAGE FLOW CHART]                  [FLIP CHIP PACKAGE FLOW CHART]


Micro-ASI's management believes that the current wire bonding process used to interconnect silicon die to external packaging will be unable to support future requirements of electronics products. The constant demand for affordable, smaller products, with more functionality and greater performance that operate at reduced power consumption levels will likely be supported by the flip-chip, MCM's and system-on-a-chip technologies. These emerging technologies offer significant form factor reduction for products due to a much-reduced footprint of the electronics. With a wire bond approach, additional space is needed to interconnect the silicon die to a substrate.

The close proximity of the die in a circuit afforded by flip-chip interconnect, along with the elimination of the wire bonds for connections, creates a faster and more efficient design. A recent study by William Brown found that a wire bonded MCM was 15% to 20% slower than a functionally identical flip-chip MCM. Problems with the wire bond approach exist because the wires themselves introduce inductance, cross talk and impedance mismatches into a system. These "parasitics" limit the bandwidth of a device or system and preclude it from operating at peak performance. In the past, wire bonds minimally affected the operating speed of silicon-based products. But today, these wire bonds have become a barrier to continued product advancement in many cases because silicon design technologies and manufacturing techniques have made advances in producing designs that operate much faster than similar devices in the past. As each incremental improvement in the silicon die was developed over the past several decades, the instilled performance of the silicon die improved, while the performance of the wire bonds remained unchanged. Therefore, wire bonds have now become a major obstacle in the continuous quest for product performance improvement.

Another benefit of these emerging technologies over conventional wire bond interconnect methods is that the heat generated by flip-chip silicon die can be more readily dissipated into the substrate than with wire bond interconnect. Flip-chip mounts the silicon die "face down" to the substrate. An underfill material is applied between the die and the substrate. This underfill provides structural support for the solder "bumps" that provide the electrical connection between the die and the substrate. The underfill also has excellent thermal conductivity properties. Thus the heat generated by the die is channeled to the substrate via the underfill. With wire bond interconnect, however, the silicon die is mounted "face up" on the substrate, exposing the input and output (I/O) pads of the die. This allows a wire-bonding machine to attach wires to each. However, the heat radiates off of the die rather than carried away to a substrate by an underfill. This is an inefficient thermal management system, as the thermal transfer rate through the cavity of the package is much slower in the wire bond interconnect configuration than the heat transfer rate of the underfill/substrate configuration. The cooler temperature of the die in the flip-chip configuration means that the die will be able to operate at faster speeds and will experience a reduced level of thermal stress, compared to the wire bond interconnect.

Micro-ASI's objective is to be a "turn key" design and manufacturing company. This means that the Company will have the following capabilities:

     1.   Product concept definition and trade studies
     2.   Engineering design, such as systems, electrical and mechanical
     3. Engineering analysis, such as thermal, vibration, stress, timing and power consumption
     4.   Prototype manufacturing
     5.   Product conformance testing and evaluation
     6.   Manufacturing capability

Micro-ASI plans to integrate all of the product development and manufacturing steps into the Company. Integration will allow the Company to offer a "one-stop-shop" solution. As of the date of this document, management is unaware of any company offering all of these capabilities.

(2) DISTRIBUTION METHODS:

Micro-ASI will redesign products to flip-chip technologies. These products will be redesigned and manufactured for the Company's customers and therefore sold directly to Micro-ASI's customers.

(3) NEW PRODUCT STATUS

Mr. Cecil E. Smith, Jr., Chairman of the Board of Micro-ASI, brings his industry contacts to the Company. Due to these contacts, Micro-ASI has been made aware of a number of existing products that need to be redesigned and are candidates to utilize these emerging technologies. Micro-ASI has begun work on selected redesign projects representing significant business opportunities for the Company. These projects in process include the redesign of a series of chips for a large merchant semiconductor company, the redesign of a flash memory module for a large memory manufacturer, and integrating four significant function chips into one MCM for a large notebook computer company.

Micro-ASI intends to retain the design rights to all redesigned products. This business strategy and policy should cause Micro-ASI's installed intellectual property base to grow rapidly and keep the

Company in the forefront of technology and turnkey delivery of solutions leveraging such key technologies.

The Company's five-year business plan includes the design of new products such as emerging info-appliances and their interconnections to networks, specialized information appliances for the medical market, embedded computers for the automotive industry, and smaller and more capable telecommunications equipment.

In January 2000, the Company and ZAE Research, Inc. ("ZAE") reached and agreement to terminate a relationship described through a Memorandum of Understanding ("MOU") previously agreed to in March 1999. Under the MOU, the Company could have acquired 50% of a subsidiary of ZAE in addition to funding development of certain technology and obtaining other royalty arrangements. The Company never acquired any ownership in ZAE and ceased funding in December 1999.

On January 18, 2000, and effective January 1, 2000, Micro-ASI entered into a definitive stock purchase agreement (the "Agreement") whereby the Company acquired all of the outstanding common stock of Best Technologies, Inc. ("BTI"). BTI, a Texas corporation, is a contract electronics manufacturer headquartered in Wylie, Texas. This acquisition adds the manufacturing capabilities that will enable the Company to become a turnkey or one-stop-shop for its customers.

(4) COMPETITIVE BUSINESS CONDITIONS AND MICRO-ASI'S COMPETITIVE POSITION:

Today's electronics marketplace demands quality products which are faster, more reliable, easier to use and less costly than current or earlier generation products. As the need for miniaturization drives products and product part geometry ever smaller and increasingly complex, a new method of interconnect is necessary.

Traditionally, flip-chips and MCMs have been used only in military or other performance intensive applications because of higher costs associated with them compared to older, conventional interconnect technologies. These higher costs for flip-chips and MCMs have historically been incurred primarily because of the cost to apply solder balls on the die, the cost of a sufficiently coplanar substrate, and low yields due to Known Good Die ("KGD") issues. The expression "Known Good Die" pertains to the availability of semiconductor chips that are guaranteed to meet the same manufacturers specifications and their packaged counterparts.

Until recently, the cost of bumping a standard eight-inch wafer was typically in excess of $1,300. Through technological advances the cost of bumping has dropped to around $60-$80 per wafer. This accomplishment has removed a large hurdle in making flip-chip production cost competitive with traditional interconnect approaches.

Substrate technology has also been a traditional barrier to the cost effective deployment of flip-chips and MCMs. The use of flip-chip technology enables a "fine pitch" etch and I/O routing that is not possible with wire bond technology. This greater density capacity requires a substrate that can be manufactured to more stringent tolerances and can insulate electrical signals at very narrow line widths. Until recently, the cost of these high performance substrates was not competitive with conventional substrate materials. Micro-ASI is working to identify the most cost effective high performance substrate material. These substrates have not yet been fully developed for the high volume production environment. Micro-ASI is working with Hadco, (a leading electronic substrate manufacturer) to complete the development and scalability of these substrate materials. Micro-ASI, through its customers, will furnish the products with the volumes necessary to allow Hadco to allocate significant resources to this effort. Micro-ASI intends to use Hadco's substrates in the production of these products.

Without KGD, the performance of systems and/or modules cannot be characterized at the component level. Furthermore, the underfill used in flip-chip applications often makes the rework of a module or system difficult when defective die are identified at system level test. Until recently, there were relatively few semiconductor products even offered in a KGD format. Intel now has the SmartDie(TM) program; Texas Instruments has a KGD product line, as do other leading semiconductor companies, such as Motorola, National Semiconductor and Micron. There are also companies, such as ChipSupply, that specialize exclusively in KDG. The movement toward KGD has added incremental momentum to the overall KDG sector of the industry.


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


Because of these industry barriers and the significant investment required in infrastructure change to enable these new technologies, the vast majority of products continue to be designed and manufactured with traditional packaging and interconnect techniques. Currently there are relatively few companies offering design services utilizing flip-chip and/or MCM technologies.

The Company is positioned to be a "core enabling technology" enterprise. This means that Micro-ASI will pull the various pieces of the advanced interconnect components together and act as an industry change agent in the transition from wire bond interconnect to flip-chip interconnect. There are companies in existence that have a piece of the overall flip-chip and MCM process, but few companies, if any, have focused on the entire process.

Management believes that its long-standing and continuing contacts with senior executives in the semiconductor, telecommunications, computer, medical, and automotive industries should give the Company an advantage in identifying products for redesign and then securing new business on such leading edge products. The fact that Micro-ASI intends to retain ownership of designed products should quickly add value and intellectual property to the Company's portfolio. The Company believes, therefore, that it is creating barriers to entry for competitors from the outset. Because of the Company's turnkey vertical integration approach, there are currently few companies that can or would compete directly with Micro-ASI. However, since the demand for MCMs is expected to be large, it is possible that new competitors, some of whom may imitate the strategy of the Company, will emerge. There is no assurance that future competition will not have a materially adverse affect on the operations of the Company.


(5) SOURCES AND AVAILABILITY OF MATERIALS AND PRINCIPAL SUPPLIERS:

Primary sources for component materials to manufacturer redesigned products will come through vendor relationships with electronic component distributors and original equipment manufactures (OEMs). Substrate requirements will be met through close relationships with material manufacturers and fabricators in the electronics industry. Micro-ASI will work closely in the development of substrates with vendors where new materials are required for the assembly processes.

The Company plans to work directly with equipment manufacturers to sell flip-chip and MCM packaging solutions at the component or board level. For example, the Company will consult directly with a hardware manufacturer to miniaturize an existing product design by employing flip-chip packaging of key integrated circuits. In this type of consultation the Company will directly sell consulting services, design services, prototype manufacturing and board production without the use of distribution partners or other reseller intermediaries.

(6) DEPENDENCE ON ONE OR A FEW CUSTOMERS:

The Company has had no revenues since its inception and has not established a customer base.

(7) PATENTS, TRADEMARKS, LICENSES, CONCESSIONS AND ROYALTIES

Micro-ASI has filed a patent with the US Patent Office for wafer integration and testing.


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


(8) NEED FOR GOVERNMENT PRODUCT APPROVAL OF PRODUCTS OR SERVICES:

Micro-ASI does not require any governmental approval of principal products or services.

(9) EFFECT OF EXISTING OR PROBABLE REGULATIONS ON THE BUSINESS:

Micro-ASI is not aware of any existing or probable regulations that would create any adverse conditions for the Company.

(10) LAST TWO YEARS' RESEARCH AND DEVELOPMENT SPENT:

Micro-ASI has spent $302,355 for the twelve months ended December 31, 1998, and $186,500 for the twelve months ended December 31, 1997. For the nine-month period ended September 30, 1999, the Company has spent approximately $584,653 in research and development.

(11) COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS:

Micro-ASI is not aware of any issues regarding compliance with environmental laws that would create any adverse conditions for the Company.

(12) NUMBER OF TOTAL AND FULL TIME EMPLOYEES:

Micro-ASI has eleven full-time employees as of January 27, 2000, which does not include BTI employees.


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


                       GLOSSARY OF KEY TERMS AND PHRASES:

TERM:                                       MEANING IN CONTEXT:
----                                        ------------------
Coplanarity                        A measurement of substrate warpage

Core enabling technologies         Fundamental, essential technologies needed
                                   to produce a product

Design tools                       Automated equipment and software enabling
                                   electronic design

Die                                The silicon that gives a component its
                                   functionality same as "chip"

Fine etch spacing                  Circuit conductors on a Printed Wiring Board
                                   that are spaced close to each other

Fine pitch                         Distance between leads of electronic
                                   components

Flip-Chip                          An attachment method in which solder bumps
                                   are used to electrically connect a die to a
                                   substrate. A flip-chip die is mounted face
                                   down on a substrate.

Form factor                        The mechanical envelope that a product fits
                                   within

Information Appliance              Some collection of electronic memory, logic,
                                   and/or other sections of the electronic
                                   circuitry enabling a user to achieve a given
                                   result or goal

Intellectual property              Company proprietary technology, such as
                                   designs, and drawings

Interconnect                       The medium that brings I/O to a die or
                                   component

Interposer                         Interfaces the die to the substrate (PCB)

Merchant semiconductor             Direct provider of silicon-based products
companies

Multichip Module (MCM)             A device consisting of several die mounted
                                   to a common substrate and interconnected

Substrate                          Material to which a semiconductor is mounted
                                   that often routes the semiconductor's
                                   input/output

Substrate Pitch                    Spacing between pins of a semiconductor die
                                   or package

System-on-a-Chip                   Electronics for a complete product housed on
                                   a single piece of silicon

Vertically-integrated              Complete turnkey from concept through high
                                   volume manufacturing

Wafer                              Manufactured silicon medium for
                                   interconnecting or bumping interfaces

Wire bond interconnect             An attachment method in which thin gold
                                   wires are used to electrically connect a die
                                   to a substrate. A wire bonded die is mounted
                                   face up on a substrate.


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


ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION:

PLAN OF OPERATIONS:

The Company is a development stage company and to date has had no revenues. The primary activities to date have been limited to forming the management team, research and development and identifying products to redesign utilizing flip-chip technology. Accordingly, management does not consider the historical results of operations to be representative of future results of operation of the Company. The following financial information shows results of operations for the twelve months ended December 31, 1998 and 1997 and for the nine months ended September 30, 1999 and 1998, respectively. This Form 10-SB/A should be read in conjunction with the Form 10-QSB and Form 10-QSB/A, which were filed on December 16 and 17, 1999, respectively, and Form 8-K, which was filed on January 27, 2000.

The Company has identified redesign projects from three major electronic manufacturers that will serve as the core of the Company's research and development strategy. The Company anticipates that it will spend approximately $2.1 million in research and development projects during 2000. Micro-ASI is now in the process of project definition, which includes precise technical details, number of units, pricing and the time to do the redesign. These three projects will result in significant business opportunities for the Company after they become contracts. The Company has also purchased BTI, a contract electronics manufacturers, which will allow the Company to become a one-stop-shop for its customers.

Management intends to complete a $15 million private placement financing by the end of the first quarter of the year 2000. Upon completion of this financing, Micro-ASI will begin its expansion plans in accordance with its business plan. The Company will invest in new equipment so that BTI can install a new flip-chip line and two additional surface mount lines to increase the production capacity of the facility at an anticipated cost of approximately $3.5 million. Micro-ASI will also begin work on a Technology Integration Deployment Center ("TIDC"). The Company will locate a suitable facility and begin the staffing of employees and purchase of the necessary equipment to complete the research and development portion of the business plan. This design facility is an integral part of the Company's strategy to provide a turnkey solution for its customers.

Micro-ASI anticipates that after the additional funding is completed, it will increase its number of employees from eleven to approximately 200 employees over a period of approximately 12 months, which includes the employees of BTI.

The Company anticipates that it will purchase approximately $1.5 million in capital equipment during the year 2000. This includes production equipment and equipment for the TIDC. The Company also anticipates that it will lease an additional $16.8 million in both research and development equipment and production equipment to further increase the capacity of BTI over a period of the next 24 months.

The Company also anticipates that it will spend an additional $1.0 million to increase the size of the building of BTI. This increase in size will increase the manufacturing capacity of BTI.

Micro-ASI believes the completion of a $15 million private placement mentioned above, will provide sufficient capital reserves to allow the Company to achieve its goals as set forth above. Should the Company not raise this additional capital, operations will be materially affected and the goals set forth above will be scaled back to levels consistent with the Company's available funds.

RESULTS OF OPERATIONS:

The following financial information shows results of operations for the twelve months ended December 31, 1998 and 1997 and for the nine months ended September 30, 1999 and 1998.


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


SUMMARY STATEMENTS OF OPERATIONS

                                        Year Ended                        Nine Months Ended
                                        ----------                        -----------------
                               December 31,      December 31,      September 30,     September 30,
                                   1998              1997               1999             1998
                               ------------      ------------      ------------      ------------
                                                                    (unaudited)       (unaudited)
Interest Income                $      8,649      $      2,153      $     19,224      $      7,736
Research and Development           (302,355)         (186,500)         (584,653)         (283,622)
General and Administrative         (516,964)         (179,959)       (1,839,990)         (267,360)
Interest Expense                     (7,407)          (62,511)           (1,761)           (5,657)
                               ------------      ------------      ------------      ------------
Net Loss                       $   (818,077)     $   (426,817)     $ (2,407,180)     $   (548,903)
                               ============      ============      ============      ============

The increase in research and development expenses for the twelve months ended December 31, 1998 compared to December 31, 1997 was due primarily to the initial development project of developing MCM technology for a notebook computer. This project was cancelled in early 1999. The increase in research and development for the nine-month period ended September 30, 1999 compared to the nine-month period ended September 30 1998 was due to the funding of new battery technology.

As of January 18, 2000, ZAE and Micro-ASI mutually agreed to terminate their relationship as described in the Memorandum of Understanding (MOU) previously agreed to in March 1999. ZAE has agreed to repay all amounts previously funded by the Company, however due to the financial condition of ZAE; management has elected to fully reserve this receivable.

The increase in General and Administrative expenses for the twelve months ended December 31, 1998 compared to the twelve months ended December 31, 1997 was primarily attributable to increases in consulting fees, legal and professional fees, rent and travel expenses. Consulting fees were $174,875 and $101,500 for the 12 months ended December 31, 1998 and 1997, respectively. The consulting fees were for financial, administrative, sales and marketing and increased due to the increased activities of the Company and the initial redesign activities of the Company. Legal and professional fees were $77,292 and $44,453 for the 12 months ended December 31, 1998 and 1997, respectively. The increases in these fees were primarily attributable to filing the Form 10-SB and Form 10-SB/A. The Company paid approximately $361,587 in salaries for the nine months ended September 30, 1999. Rent expense was $23,491 for the 12 months ended December 31, 1998. The Company did not pay rent in 1997, as it did not begin leasing office space until 1998. Travel expenses were $174,876 and $20,779 for the 12 months ended December 31, 1998 and 1997, respectively. The increase in travel expenses was attributable to the Company's private placement of stock, developing business relationships and securing redesign projects.

The increase in General and Administrative expenses for the nine months ended September 30, 1999 compared to the nine months ended September 30, 1998 was primarily attributable to adding eleven full time employees, consulting fees, legal and professional fees, travel expenses and investor and public relations fees. The Company paid approximately $361,587 in salaries for the nine month period ended September 30, 1999 and paid no salaries for the same period in 1998. Services to the Company were provided by outside consultants. The Company paid approximately $163,578 and $103,626 for consulting services for the nine months ended September 30, 1999 and 1998, respectively. These increases in consulting services were for sales, marketing, and administrative services, which were in conjunction with the initial efforts to identify and begin discussions on redesign projects. The Company's legal and professional fees were approximately $74,126 and $63,297 for the nine months ended September 30, 1999 and 1998, respectively. This increase was due primarily to the fees associated with the recent filing of the Company's Form 10-SB and Form 10-SB/A. Travel expenses were approximately $247,402 and $134,667 for the nine months ended September 30, 1999 and 1998, respectively. This increase was attributable to sales of the Company's stock, business development and securing the redesign projects. Additionally, the Company entered into a consulting contract for investor and public relations with Kingdom Capital. The Company paid Kingdom Capital $238,250 for these services. In 1999, the Company determined it would be appropriate to award Kingdom Capital in the form of 600,000 shares of the Company's Common Stock valued at $600,000. This amount was charged to expense in


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

June 1999. In addition, the Company granted Kingdom Capital an additional 150,000 shares valued at $150,000 for future services through December 31, 1999. The Company chose to grant stock in lieu of cash due to its limited liquidity situation at the time of the decision. As of September 30, 1999, the Company had charged $75,000 of the $150,000 to expense.

SUMMARY BALANCE SHEETS

             ASSETS                  December 31,     September 30,
                                         1998             1999
                                     ------------     ------------
Cash                                 $    177,821     $  1,047,533
Other Assets                                5,427          169,697
                                     ------------     ------------
Total Assets                         $    183,248     $  1,217,230
                                     ============     ============
      LIABILITIES AND EQUITY
Accounts Payable                     $    188,492     $    227,455
Note and Interest Payable                  87,812               --
Additional Capital                      1,903,212        5,393,223
Deficit Accumulated during             (1,996,268)      (4,403,448)
 development stage)                  ------------     ------------

Total Liabilities & Equity           $    183,248     $  1,217,230
                                     ============     ============

The increase in cash and additional capital at September 30, 1999 reflects the proceeds from additional sales of shares of Common Stock. During the nine months ended September 30, 1999, the Company sold 2,613,636 shares of its Common Stock for $2,613,236. The note and interest payable settled during 1999 for 100,000 shares of the Company's Common Stock valued at $100,000. The excess over the carrying value of the note and interest payable was expensed as additional interest expense. The increase in "Other Assets" represents purchases of property and equipment. All other line items, excluding "Deficit Accumulated", which reflects the operating losses, have remained relatively unchanged.

LIQUIDITY AND CAPITAL RESOURCES:

During the twelve months ended December 31, 1998 the Company sold 768,800 shares of Common Stock for $766,300. During the nine months ended September 30, 1999 the Company sold 2,613,236 shares of Common Stock for $2,613,236. In addition, the Company issued 26,775 shares valued at $26,775 for consulting services. The proceeds from the sales of these securities were used to hire the executive management team, secure redesign projects and finance daily operations.

In addition to the above stock sales, during the period October 1, 1999 through December 31, 1999 the Company sold an additional 393,300 shares of Common Stock for $393,300. Other than Notes Payable to BTI, the only fixed obligation is the office lease rental of $8,330 per month. However, to execute the business plan, the Company intends to sell shares of preferred stock in the first quarter of 2000 to raise up to $15,000,000. The proceeds from the sale of these securities would provide for the following:

     o Leasing a facility for a Technology Integration Deployment Center ("TIDC") This facility is intended to be a collection of capabilities, tools and technologies, staffed with engineers and technologists. The TIDC and its staff are a pivotal element of the Company's strategy to absorb, improve and create its intellectual property and innovative core technologies and provide Micro-ASI customers with full, systems-level solutions leveraging these technologies.

     o    Fund the initial note due to BTI in the amount of $600,000.

     o Purchasing manufacturing equipment to increase the capacity of BTI. The additional equipment will include flip-chip surface mount and related production equipment. The Company will purchase furniture, computers, test equipment and production equipment related for the research and development center.

     o Employing additional senior level management. New senior level managers will include a Chief Financial Officer, Chief Information Officer, VP of Business Development, VP of Human Resources and VP of Legal Affairs.

     o Employing senior and junior level design engineers for research and development and for the TIDC.

     o Providing computer equipment and software tools for above mentioned design engineers.

     o    Continuing development of current redesign projects.

     o    Initiating new large-scale redesign programs.

     o Adding administrative, accounting, financial and human resources personnel to strengthen the infrastructure of the Company.

     o    Providing working capital for daily operations.


If the Company is unable to raise the additional capital, operations will be materially adversely affected. If less than $15,000,000 is raised, the Company would have viable alternative courses of action. First, the expansion of BTI could be delayed. Secondly, the Company could reduce the number of initial projects, which would reduce the number of personnel required.

Effective January 18, 2000, Micro-ASI completed the acquisition of the outstanding common stock (the "BTI Common Stock") of Best Technologies, Inc., a Texas corporation, from the sole shareholder of BTI (the "Seller"), pursuant to a stock purchase agreement (including all Exhibits and Schedules thereto and documents executed in connection therewith, the "Agreement"). BTI is an electronics contract manufacturer headquartered in Wylie, Texas. In connection with the Agreement, one share of preferred stock of BTI (the "BTI Preferred Stock") was created and issued to the Seller. The Company, as the holder of the BTI Common Stock, has the right to appoint one director to the three member Board of Directors of BTI. Seller, as holder of the BTI Preferred Stock has the right to appoint two directors to the three-member Board of Directors of BTI and certain other voting rights. Pursuant to the Agreement, the Company will receive the outstanding BTI Preferred Stock upon the satisfaction of certain obligations, including, but not limited to, the completion of an initial public offering of the Company's Common Stock.

The total aggregate purchase price for the BTI Common Stock is approximately $5.3 million. The purchase price includes (i) a promissory note from the Company to the Seller in the amount of $2,500,000, due the earlier of (a) December 31, 2001 or (b) ten days after the completion of an initial public offering by the Company (the "Purchase Note"); (ii) a convertible note from the Company to the Seller in the amount of $1,416,667 due December 31, 2001, which is immediately convertible into 1,416,677 shares of Common Stock of the Company (the "Convertible Note"); (iii) a promissory note from BTI to the Seller and guaranteed by the Company in the amount of $600,000, due the earlier of (a) March 31, 2000 or (b) ten days after the completion of one or more private placements having an aggregate gross offering amount in excess of $6,000,000 (the "Cash Note"). Additionally, the Company has committed to purchase $750,000 of capital expenditures to be used in BTI's flip-chip assembly due ninety days after the completion of one or more private placements having an aggregate gross offering amount in excess of $6,000,000 (the "Capital Contribution"). Furthermore, the payment of the Cash Note, the Purchase Note, and the Convertible Note and the capital contribution are secured by a stock pledge agreement pursuant to which the Company has pledged all of the BTI Common Stock. The purchase price is not subject to any post-closing adjustments. The acquisition of BTI provides the Company with manufacturing capabilities to produce the redesigned products and offer turnkey solutions to its customers. Because the seller of BTI still retains voting control, the Company will not consolidate the operations of BTI until the obligations noted above are satisfied.

If the Company is unable to raise $15 million through an equity offering, the Company may be limited to funding the initial note due to BTI in the amount of $600,000, which would limit the Company's ability to increase the manufacturing capacity of BTI.

The Company has filed a preliminary Proxy Statement with the Securities and Exchange Commission ("SEC") to call a Special Meeting of the Shareholders to approve an increase in the authorized preferred shares from 1,000,000 to 15,000,000 and to approve an increase in the authorized common shares from 20,000,000 to 75,000,000 shares and authorize the board to issue blank check Preferred Stock. The meeting, subject to SEC review, has been tentatively scheduled for February 16, 2000.

IMPACT OF THE YEAR 2000

The Year 2000 Issue is primarily the result of computer programs being written using two digits rather than four to define the applicable year. There are no material Year 2000 compliance requirements confronting the Company since it has no current operating business. The Company's current financial and administrative systems are fully compliant. Accordingly, the Company has no ongoing remediation plans with respect to its current systems, however, should the Company experience a problem, the costs to fix such problems would be nominal. As the Company only recently acquired its financial and administrative systems, the systems acquired were determined to be fully Year 2000 compliant prior to purchase. As of February 3, 2000, no Year 2000 problems have been encountered.

The Company continues to assess the impact, if any, the Year 2000 Issue will have on its key vendors and potential strategic partners before the inception of a relationship. As of February 3, 2000, the Company is not aware of the existence of any significant Year 2000 Issue with any its key vendors and potential strategic partners.

ITEM 3 DESCRIPTION OF PROPERTY:

The Company currently leases office space in Dallas, Texas in Park Central Plaza 1 at 12655 N. Central Expressway, Suite 1000, Dallas, Texas 75243. This lease, which will expire in April 2000, is for 6,431 square feet at the rate of $8,329.58 per month.

ITEM 4 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:

The following tables set forth, as of January 31, 2000, the name and number of shares of the Company's Common Stock, par value $0.001 per share, held of record or beneficially by each person who held of record or was known by the Company to own beneficially more than 5% of the 19,227,111 issued and outstanding shares of the Company's Common Stock and the shareholdings of the officers and directors of the Company.

------------------------------------------------------------------------------------------------------------
Title of Class        Name and Address                   Amount (1),(2)                      % of Class
------------------------------------------------------------------------------------------------------------
Common                Cecil E. Smith, Jr. (4)            3,386,900                           17.5%
                      Park Central Plaza I
                      12655 N. Central Expressway.
                      Suite 1000
                      Dallas, Texas 75243
------------------------------------------------------------------------------------------------------------
Common                Joel E. Claybrook (5)              1,930,000                           10.0%
                      Park Central Plaza I
                      12655 N. Central Expressway.
                      Suite 1000
                      Dallas, Texas 75243
------------------------------------------------------------------------------------------------------------
Common                Dr. Meng-Sheng Lin (6)             1,175,000                            6.1%
                      Park Central Plaza I
                      12655 N. Central Expressway
                      Suite 1000
                      Dallas, Texas 75243
------------------------------------------------------------------------------------------------------------
Common                Dr. Myles Welborn                     45,500                             .2%


------------------------------------------------------------------------------------------------------------
                      James Hamner                             0                             **


------------------------------------------------------------------------------------------------------------
Common                Dr. James Dukowitz (7)               100,000                             .5%




------------------------------------------------------------------------------------------------------------
Common                Robert J. Hoyt                     1,800,000                            9.4%
                      174 The Masters Circle
                      Costa Mesa, CA 92627
------------------------------------------------------------------------------------------------------------
All Directors &                                          6,637,400                           33.5%
Officers as a
Group
(6 persons)
------------------------------------------------------------------------------------------------------------

**Denote less than 1% ownership.

(1) The rules of the SEC provide that, for the purpose hereof, a person is considered the "beneficial owner" of shares with respect to which the person, directly or indirectly, has or shares the voting or investment power, irrespective of his economic interest in the shares. Unless otherwise noted, each person identified possesses sole voting and investment power over the shares listed, subject to community property laws.

(2) Based on a total of 19,227,111 shares of Common Stock issued and outstanding as of the January 31, 2000. Shares of Common Stock subject to options that are exercisable within 60 days of January 31, 2000, are deemed beneficially owned by the person holding such options for the purposes of calculating the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.

(3) The 1999 Stock Option Plan which is fully described in the Company's Proxy Statement filed on December 3, 1999 and is incorporated by reference was approved. An additional 837,500 shares could have been purchased by December 31, 1999, but no options were exercised.

(4) Mr. Smith's shares include 175,000 shares that could be purchased under the proposed Stock Option Plan. If his options were exercised, he would own 3,386,900 shares representing 17.5% of the outstanding shares after the shares were exercised.

(5) Mr. Claybrook's shares include 175,000 shares that could be purchased under the proposed Stock Option Plan. If his options were exercised, he would own 1,930,000 shares representing 10.0% of the outstanding shares after the shares were exercised.

(6) Dr. Meng-Sheng Lin's shares 125,000 shares that could be purchased under the proposed Stock Option Plan. If her options were exercised, she would own 1,175,000 shares representing 6.1% of the outstanding shares after the shares were exercised.

(7) Dr. Dukowitz's shares include shares that could be purchased under the proposed Stock Option Plan. If his options were exercised, he would own 100,000 shares representing .50% of the outstanding shares after the shares were exercised. Dr. Dukowitz does not currently own any shares of stock.

ITEM 5 DIRECTORS, EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS:

Shown in the table below are the Directors, Officers and Significant Employees of the Company. The Company will be dependent on the services of its management and key personnel, particularly Cecil Smith and Joel Claybrook. Although the Company does not anticipate losing any of its key executives, the loss of any key member of management could have an adverse effect on the Company's operations.

------------------------------------------------------------------------------------------------------------------------
                                                                     Director/   Director                  Significant
         Name                         Position                       Director     Class/       Officer      Employee
                                                                      Since       Term
------------------------------------------------------------------------------------------------------------------------
Cecil E. Smith, Jr.           Chairman of the Board of                  X           III                         X
                              Directors                                2/95       3 Years
------------------------------------------------------------------------------------------------------------------------

                              President,                                            III
Joel E. Claybrook             Chief Executive Officer,                  X         3 Years         X             X
                              Member, Board of Directors               4/98
------------------------------------------------------------------------------------------------------------------------

                              Director of International                 X            II                         X
Dr. Meng-Sheng Lin            Development                              6/99       2 Years
                              Member, Board of Directors
------------------------------------------------------------------------------------------------------------------------

Dr. Myles Welborn             Member, Board of Directors                X            I
                                                                       9/99        1 Year
------------------------------------------------------------------------------------------------------------------------

James Hamner                  Member, Board of Directors                X            I
                                                                       9/99        1 Year
------------------------------------------------------------------------------------------------------------------------
Dr. James Dukowitz            Executive Vice President and
                              Chairman of the Executive                                           X             X
                              Committee of the Office of the
                              Chief Executive
------------------------------------------------------------------------------------------------------------------------

Jerry Kline                   Vice President of                                                                 X
                              Technological Development
------------------------------------------------------------------------------------------------------------------------

Scott Smith                   Vice President of                                                                 X
                              Manufacturing Operations
------------------------------------------------------------------------------------------------------------------------

Tom Miller                    Vice President and General Manager -                                              X
                              Computer SBU
------------------------------------------------------------------------------------------------------------------------

Ari Reubin                    Vice President and General Manager -                                              X
                              Telecom/Internet SBU
------------------------------------------------------------------------------------------------------------------------

On December 15, 1999, the Company held their Annual Meeting of Shareholders. At that meeting, the shareholders approved the new slate of directors as described in the Company's Proxy Statement filed on December 3, 1999. The Shareholders also approved a change in the terms of office for members of the Board of Directors, which is described in the detailed Proxy Statement, which is incorporated by reference.

CECIL E. SMITH, JR., 61, serves as Chairman of the Board of Directors of the Company. Since 1973, Mr. Smith has served as Chief Executive Officer of S&N Corporation ("S&N"), a provider of strategic planning and business development services to the electronics industry. Mr. Smith served as a director for Microelectronic Packaging Systems, Inc. from 1991 to 1996, and as Executive Vice President and Director of Alcoa Electronic Packaging, Inc. from December 1988 to March 1992. Mr. Smith attended the University of Texas and performed advanced studies with the American Management Association

(Executive Development) in Hemphill, New York and Bell Laboratories (Advanced Semiconductor Technology) in Phillipsburg, Pennsylvania.

JOEL E. CLAYBROOK, 50, serves as a member of the Board of Directors, and as President, Chief Executive Officer and Chief Financial Officer of the Company. Mr. Claybrook has 25 years experience in finance, marketing, and administrative management including over 10 years experience in sales management with the high tech and communications industries. Prior to joining Micro-ASI, Inc. in 1998, Mr. Claybrook served four years as General Partner of Hawk Financial Company, Ltd., an automobile finance company. From 1992 to 1993, he served as Chief Financial Officer for Pinpoint Communications, Inc., a Texas based high-tech wireless data communications company. Mr. Claybrook, a Certified Public Accountant, has served as Chief Financial Officer of several companies and practiced as a financial consultant to the service, distribution, and manufacturing industries. He received a Bachelor of Business Administration degree in 1971 from The University of North Texas.

DR. MENG-SHENG LIN, 55, serves as a member of the Board of Directors and as Director of International Development. Dr. Lin has taught and practiced medicine for 29 years. Dr. Lin earned her Doctor of Medicine degree from Peking China Medical College in 1970. As well, from 1982-83, Dr. Lin was a Postdoctoral Fellow with the World Health Organization at the M.D. Anderson Hospital & Tumor Center, University of Texas Health Science Center.

DR. MYLES WELBORN, 71, has 40 years experience in dentistry, and has served as teacher and principal in the Texas school system. Upon earning a Bachelors Degree from Hardin-Simmons University in 1949, Dr. Welborn served in the Army for three years, attaining the rank of Corporeal Chief of Congressional Section of the General's Office. After the military, he spent several years in education as a teacher and principal in elementary schools. Dr. Welborn attended the Baylor College of Dentistry, earning a DDS with honors. Since 1960 he has been practicing dentistry.

JIM HAMNER, 61, has forty years of business experience, specializing in information technology. He began his professional career in 1960 at the U.S. Naval Ordnance Laboratory in Corona, California, working in early computing evaluations of missile development and testing. Since 1998, Mr. Hamner has been employed as a Senior Manager at Andersen Consulting in Dallas. For 32 years prior to 1998, he was employed by Texas Instruments in Dallas, Texas in multiple technical, management, and administrative roles. He holds a Bachelors Degree in Mathematics from Baylor University.

DR. JAMES DUKOWITZ, 54, is the Executive Vice President and Chairman of the Executive Committee of the Office of the Chief Executive. Dr. Dukowitz holds a Ph.D. from Massachusetts Institute of Technology, where he also served as Special Assistant to MIT President Dr. Jerome Wiesner to establish the Congressional Office of Technology Assessment. Prior to 1999, Dr. Dukowitz spent over 20 years with Texas Instruments in Dallas, Texas, serving as President of TI Asia and TI China for six years; Vice President of European and Latin American Marketing; and Vice President, Corporate Staff with responsibilities for Corporate Strategic Planning, Corporate Marketing, and Corporate Relations.

JERRY KLINE, 42, Vice President of Technological Development, has been with the Company since February 1999 and is responsible for Technological Development. Prior to joining the Company, Mr. Kline served 15 years with Raytheon Systems as Manager of Hardware Design for major military weapons systems. His most recent assignment at Raytheon was a $30,000,000 upgrade to a key avionics package for the F-16 aircraft. He is a 1980 graduate of Texas A&M University with a Bachelor of Science in Electrical Engineering degree and is a member of the Institute of Electrical and Electronics Engineers.

SCOTT SMITH, 39, Vice President of Manufacturing Operations, has been with the Company since February 1999 and is responsible for Manufacturing Operations. For the prior year, Mr. Smith was General Manager of the Dallas based manufacturing operations of Xetel Corporation, a large subcontract manufacturer of semiconductor products. Prior to his Xetel experience, Mr. Smith served six years as Vice President of Marketing and Sales for Outsource Solution, Inc. He has more than 16 years of electronic contract manufacturing experience in both the United States and Mexico. He has been involved in a number of successful start-up operations and held various positions with Alcoa Corporation in the Electronic Packaging Group, specializing in semiconductor packaging and manufacturing. Mr. Smith is a 1982 graduate of Baylor University with a Bachelor of Science degree. Scott is the son of Cecil E. Smith, Jr.

TOM MILLER, 48, serves as Vice President and General Manager of the Computer Strategic Business Unit for the Company. For the past two years, Mr. Miller was Vice President and General Manager of the Commercial Division of Acer America Corporation, responsible for the sales of Acer's brand of computers to the business market. Prior to Acer, Mr. Miller spent 23 years with Texas Instruments where he started in Sales Management for the Data Systems Division, moving to Marketing for the Data Systems Group, Manager of the Travel Industry Business Unit for the Peripheral Products Division, Vice President of Sales and Marketing for Personal Products Group, and Vice President of the Mobile Computing Group. He holds a Masters of Business Administration degree from The University of Texas at Austin and a Bachelor of Science degree in Industrial Management/Computer Science from Purdue University.

ARI REUBIN, 36, serves as Vice President and General Manager of the Telecommunications Strategic Business Unit for the Company. For over ten years he was with Texas Instruments where he served as Director and CEO of the worldwide Digital Image Sensor Products group, Director of Strategic Alliances for the Notebook Computer group, Manager of Technology Transfer for TI at ESMATECH, Manager of worldwide marketing for Quality Assurance Products, and key engineering positions in semiconductor packaging. He holds a BS in Materials Engineering from Michigan State University, an MS in Materials Engineering from University of Illinois at Urbana-Champaign. He has also completed studies at Wharton Business School of Business Strategy, Mergers and Acquisitions, Finance and Law.

ITEM 6 EXECUTIVE COMPENSATION:

From inception to December 31, 1998, the Company had not paid any salaries to its officers. Beginning January 1, 1999, the Company started paying Joel Claybrook, President and CEO, an annual salary of $180,000. Cecil E. Smith, the Company's Chairman of the Board, received $15,000 per month for consulting services and $10,000 per month for travel expenses, which was paid to his company S&N Consulting. This contract ended September 30, 1999 and he joined the Company as a salaried employee on October 1, 1999 at a salary of $180,000 per year.

On June 16, 1999, Dr Meng-Sheng Lin, in connection with an $860,000 purchase of Common Stock of the Company, was appointed to serve as a member of the Board of Directors. Additionally, on July 1, 1999, Dr. Lin joined the Company in the capacity of Director of International Development with an annual salary of $180,000.

On September 1, 1999, Dr. James A. Dukowitz joined the Company at a salary of $180,000 per year. Dr. Dukowitz has deferred 75% of his salary until the first quarter of 2000, at which time the deferred salary will be paid. Dr. Dukowitz will receive full salary beginning January 1, 2000.

There are no compensatory plans or arrangements with respect to any person named as a director, officer, promoter, or control person which would result in payments to any such person because of his or her resignation, retirement, or other termination of such person's employment with the Company or due to any change of control. There are currently no employment agreements with any member of management or the Board of Directors.

ITEM 7 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Micro-ASI's promoters were as follows:

                                 Percentage Ownership
                                ---------------------
        Name                    Initially   Currently
--------------------------      ---------   ---------
Cecil E. Smith (1)                45.00%      17.5%
Joel E. Claybrook (1)             12.50%      10.0%
Timothy M. Da Silva (1)(2)        12.50%       3.1%
Robert J. Hoyt (3)                15.00%       9.4%
BLB Financial, Inc. (4)           10.00%       0.0%

(1) Cecil E. Smith, Joel E. Claybrook and Timothy M. Da Silva were the initial officers and directors of the Company and they each received ownership interests in the Company as a result of being founders. The percentage ownership interest of Mr. Smith and Mr. Claybrook has decreased due to dilution from sales of stock.

(2) The percentage ownership interest of Mr. Da Silva has decreased because he is no longer associated with the Company. Mr. Da Silva returned 1,000,000 shares to the Company and was issued 100,000 shares as described in Item 4.

(3) Robert J. Hoyt loaned the Company $500,000 which was converted to a 15% ownership interest in the Company. His percentage ownership interest has decreased due to dilution from sales of stock.

(4) BLB Financial received a 10% ownership interest in the Company to provide future services of financial consulting and managing investor relations. The collective percentage ownership interest of BLB, including its affiliate Highland Funding, and control individuals of these entities, has increased due to additional stock being issued in consideration of providing Micro-ASI with convertible note financing and financial consulting. BLB Financial was dissolved and the shares of Micro-ASI were dispersed to the various owners of BLB. No one owner holds more than five percent.

Cecil E. Smith, Jr., Chairman of the Board was retained by the Company under a consulting agreement that ended September 30, 1999, at which time he joined the Company as a full time employee. Prior to becoming an employee, Mr. Smith was paid consulting fees plus travel expenses of approximately $135,000, $330,000, $225,000 and $225,000 for the years 1997, 1998 and for the nine months ended September 30, 1998 and 1999 (unaudited), respectively. This contract ended September 30, 1999, and Mr. Smith became a salaried employee on October 1, 1999.

The Company had a consulting agreement with a firm owned by the Company's President and Chief Executive Officer for administrative and financial management. Fees and expenses paid totaled $40,000 and $95,000 for the years ended December 31, 1997 and 1998, respectively.

On May 7, 1999, the Company entered into a consulting contract with Darwin's-Beagle.Com, Inc. Ari Reubin and Dr. James Dukowitz are partners of this consulting firm. The Company paid Darwin's Beagle.Com, Inc. consulting fees per their contract in the amount of $70,000 in cash for services rendered from May 1999 through August 1999. The agreement also called for the issuance of 28,000 shares of the Company's Common Stock, which, as of December 31, 1999, had not been issued.

The Company paid $10,000, $57,000, and $15,000 to Willow Technologies, a company controlled by Pat Aytari, who owns 1.2% of the Company's Common Stock, for the years ended 1997 and 1998 and for the nine months ended September 30, 1998, respectively.

The Company paid approximately $10,213 in consulting fees and expenses to James Hamner for the nine months ended September 30, 1999. These fees were for consulting services in conjunction with the three redesign projects.

The terms of the related party transactions were favorable to the Company and are equal to services that could be obtained by unaffiliated parties.

ITEM 8 DESCRIPTION OF SECURITIES:

As of December 31, 1999, the Company currently had 21,000,000 shares authorized, of which 20,000,000 shares are designated as Common Stock, par value $0.001 (the "Common Stock"), and of which 19,227,111 were issued and outstanding, and 1,000,000 shares are designated as Preferred Stock, par value $0.01(the "Preferred Stock"), none of which is outstanding.

The holders of the Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights, and a majority of the shares of outstanding Common Stock will be able to elect the entire Board of Directors. If they do so, minority shareholders will not be able to elect any persons to the Board of Directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company shall constitute a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage is required by statute or the bylaws.

Shareholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. In the event of liquidation, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

Holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

The Board of Directors has the authority to issue the authorized but unissued shares of Preferred Stock without action by the shareholders. The issuance of such shares would reduce the percentage ownership held by persons purchasing stock and may dilute the book value of the then-existing shareholders.

The Board of Directors may issue the shares of Preferred Stock in series. All shares within any one series shall be alike in every particular except that shares issued at different times may accumulate dividends (if any) from different dates. Currently, the Preferred Stock of the Company is convertible. The conversion rate is one share of Common Stock for one share of Preferred Stock.

The Board of Directors may issue shares of Preferred Stock. Currently, the Preferred Stock of the Company is designated as convertible. The conversion rate for the Preferred Stock is one share of Common Stock for one share of Preferred Stock. The Company has proposed an amendment to the Company's Articles of Incorporation to the shareholders which would allow the Board of Directors to determine the preferences, limitations and rights of the Preferred Stock to be issued. If this amendment is passed by the shareholders at the Special Meeting of the Shareholders, tentatively scheduled for February 16, 2000, the Board of Directors may provide for (i) the issuance of the Preferred Stock in series,
(ii) the number of shares to be issued in each series, (iii) the voting rights (if any), (iv) preferences and relative, participating, optional or other rights for each series, and (v) the qualifications, limitations or restrictions for each series.

                                    PART II.


ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

There is no trading market for the Company's Common Stock at present. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the market of the Company's securities. Management does not intend to initiate any discussion until such time as the Company has fully become a reporting company, on a voluntary basis, with the Securities and Exchange Commission and has filed all the financial statements and disclosure documents. There is no assurance that a trading market will ever develop or, if such market does in fact develop, that it will continue.

As of December 31, 1999, there were approximately 590 holders of the Company's Common Stock.

The Company has not, nor does it intend to declare any dividends on its Common Stock in the future. The Company has no current restrictions on paying dividends.

ITEM 2 LEGAL PROCEEDINGS

To the knowledge of the Company, neither the Company nor any of its officers and directors are a party to any material legal proceeding or litigation and such persons know of no legal proceeding or litigation contemplated or threatened as of the date of this registration.

ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Change in Accountants:

On March 31, 1999, the Board of Directors approved a change in independent accounting firms to be effective for its audit of the 1998 financial statements. The Board believed it was in the best interest of the Company to engage a larger accounting firm. The prior firm, Jones, Jensen and Company, was dismissed in favor of Ernst & Young LLP.

Micro-ASI had no disagreements with Jones, Jensen and Company on any accounting or reporting issues. Jones, Jensen and Company had performed the audit the previous two years (1997 and 1996) and had issued an unqualified opinion with the going concern disclaimer indicating that Micro-ASI was a development stage company. A letter from Jones, Jensen and Company agreeing with the above statements is attached as Exhibit 16.1.

ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES

As of January 1, 1997, there were 12,000,000 shares of Common Stock outstanding, all held by the original founders and promoters.

From May 1997 to December 1997, the Company issued 3,575,000 shares of Common Stock to Highland Funding Group, Inc., a Nevada Corporation, upon Highland Funding Group, Inc.'s conversions of eight convertible secured notes with an aggregate principal amount of $577,500. In addition to the shares issued pursuant to the conversions, the Company sold 425,000 shares of Common Stock in March and April of 1998 for a total consideration of $422,500. These transactions, totaling proceeds of $1,000,000, were made pursuant to Section 3(b) and Rule 504 of Regulation D of the Securities and Exchange Act of 1933. These shares were sold to 36 investors.

On August 8, 1997, the Company received a Desist & Refrain Order to stop selling securities until the shares were qualified in California or unless the shares were exempt from qualification. The Company subsequently established its exemption in California.

BLB through its affiliate Highland Funding loaned Micro-ASI approximately $577,500 as stated above, in the form of convertible notes. These notes were converted into Micro-ASI Common Stock. The sole relationship between BLB and Highland Funding to Micro-ASI was initially as a source of funding. They later became a financial and investor relations consultant.

After the convertible notes were converted into Common Stock by Highland Funding Group, Highland sold some of the converted shares of Micro-ASI Common Stock to Virginia residents without the knowledge or consent of Micro-ASI. Because these shares were owned by Highland and not sold directly by Micro-ASI, it was the opinion of legal counsel that this was a secondary sale and not a sale of original securities.

In March, 1998 the Virginia State Corporation Commission notified the Company that an investigation had been instituted regarding stock sold under Rule 504 to Virginia residents. The Virginia State Corporation Commission concluded the Company had not violated any Virginia securities laws. However, the Virginia State Corporation Commission did order Highland Funding Group, Inc. and their affiliate, BLB Financial, Inc., to offer the Virginia investors the option to rescind their stock purchases and have their money returned. Highland Funding Group, Inc. and their affiliate, BLB Financial, Inc. complied with this order to the satisfaction of the Virginia State Corporation Commission. 20

In April 1999, the Company and one of its original promoters finalized an agreement whereby 1,000,000 shares of stock previously issued to the promoter, on the condition that he join the Company as a full time employee, were returned as it was agreed that the promoter did not join the Company as a full-time employee. 100,000 shares were reissued in association with this transaction and are included in the line item "issuance for services" for 876,775 shares on the Statements of Stockholders' Equity for the period ended September 30, 1999.

The Company also issued 776,775 shares of Common Stock for services rendered to Micro-ASI. This stock was valued at $776,775. The value used was the same value as those shares that were sold for cash.

From August 1998 to December 31, 1999, the Company has sold 3,350,336 shares of Common Stock for $3,350,336 in a private offering. The Company only allowed accredited and/or sophisticated purchasers who were either current shareholders of the Company or who had relationships with the Company or its shareholders to purchase shares pursuant to the exemption provided under Section 4(2) and Rule 506 of Regulation D of the Securities Act of 1933. These securities were offered directly by the Company through a Private Placement Memorandum, which was filed with the Commission. The Company is not aware of any purchasers, nor did it offer its stock to any purchasers other than those investors who had relationships with Micro-ASI or its shareholders.

For the nine months ended September 30, 1999, the Company sold 2,613,236 shares of Common Stock to a total of 144 investors, of which 112 were accredited and 32, which purchased $152,500 of the total amount sold, were non-accredited. Each non-accredited investor completed a purchasers questionnaire which indicated that he was an experienced investor, had knowledge of business and finance, was able to bear the economic risk of the investment and the investment was not material to the investor's total financial capacity. The Company is not aware of any purchase representatives for the non-accredited investors.

ITEM 5 INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article 10 of the Company's Restated Articles of Incorporation provides for director liability indemnification. It states that the director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of duty of care or other duty as a director except for certain acts or omissions. (See Article 10 of the Company's Articles of Incorporation.) It also provides for limitation of liability to the fullest extent permitted by the Texas Business Corporation Act for the Company's directors.

Article 8 of the Company's Bylaws provides for indemnification permitted by Section G of Article 2.02-1 of the Texas Business Corporation Act or any successor statute for its Officers and Directors. (See Article 8 of the Company's Bylaws).

                                    PART F/S

INDEX TO FINANCIAL STATEMENTS

                                                                                     PAGE
Report of Independent Certified Public Accountants .............................     F - 1

Balance Sheet as of December 31, 1998 and September 30, 1999 (unaudited) .......     F - 3

Statements of Operations for the years ended December 31, 1997 and 1998, the period from inception (February 1, 1995) through December 31, 1998, the nine months ended September 30, 1998 and 1999 (unaudited), and the period from
  inception (February 1, 1995) through September 30, 1999 (unaudited) ..........     F - 4

Statements of Stockholders' Equity (Deficit) for the period from inception
  (February 1, 1995) through December 31, 1998 and the nine months ended
  September 30, 1999 unaudited) ................................................     F - 5

Statement of Cash Flows for the years ended December 31, 1997 and 1998, the period from inception (February 1, 1995) through December 31, 1998, the nine months ended September 30, 1998 and 1999 (unaudited), and the period from inception (February 1, 1995) through September 30, 1999
  (unaudited) ..................................................................     F - 6

Notes to Financial Statements ..................................................     F - 7

                         Report of Independent Auditors


The Board of Directors
Micro-ASI, Inc.

We have audited the accompanying balance sheet of Micro-ASI, Inc. (a development stage company) as of December 31, 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the year then ended, and for the period February 1, 1995 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements as of December 31, 1997, and for the period February 1, 1995 (inception) through December 31, 1997, were audited by other auditors whose report dated September 21, 1998 expressed an unqualified opinion on those statements. The financial statements for the period February 1, 1995, (inception) through December 31, 1997, include a deficit accumulated during the development stage of $1,178,191. Our opinion on the statements of operations, stockholders' equity (deficit), and cash flows for the period February 1, 1995, (inception) through December 31, 1998, insofar as it relates to amounts for prior periods through December 31, 1997, is based solely on the report of other auditors.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Micro-ASI, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended and the period from February 1, 1995 (inception) through December 31, 1998, in conformity with generally accepted accounting principles.


Dallas, Texas
June 23, 1999                                              /s/ ERNST & YOUNG LLP

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Stockholders of Micro-ASI, Inc.
(A Development Stage Company)
Dallas, Texas

We have audited the statements of operations, stockholders' equity (deficit), and cash flows of Micro-ASI, Inc. (a development stage company) for the year ended December 31, 1997 and for the period from inception on February 1, 1995 to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Micro-ASI, Inc. (a development stage company) for the year ended December 31, 1997 and from inception on February 1, 1995 to December 31, 1997, in conformity with generally accepted accounting principles.

/s/ JONES, JENSEN & COMPANY L.L.C.

Jones, Jensen & Company
Salt Lake City, Utah
September 21, 1998

                                Micro-ASI, Inc.
                          (a development stage company)

                                 Balance Sheets

                                                                      DECEMBER 31,     SEPTEMBER 30,
                                                                          1998             1999
                                                                      -----------      -----------
                                                                              (UNAUDITED)
                                    ASSETS
Current assets:
     Cash and cash equivalents                                        $   177,821      $   540,507
     Short-term investments                                                    --          507,026
                                                                      -----------      -----------
Total current assets                                                      177,821        1,047,533

Property and equipment, net                                                 5,427           64,567
Other assets                                                                   --          105,130
                                                                      -----------      -----------
Total assets                                                          $   183,248      $ 1,217,230
                                                                      ===========      ===========

                   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable                                                      $   188,492      $   216,205
Accrued expenses                                                               --           11,250
Accrued interest                                                           17,812               --
                                                                      -----------      -----------
Total current liabilities                                                 206,304          227,455

Note payable                                                               70,000               --
                                                                      -----------      -----------
Total liabilities                                                         276,304          227,455

Stockholders' equity (deficit):
Preferred stock, $.01 par value:                                               --               --
   Authorized shares - 1,000,000
Common stock, $.001 par value:
   Authorized shares - 20,000,000
   Issued and outstanding shares -16,343,800 at December 31, 1998
   and 18,833,811 at September 30,1999 (unaudited)                         16,344           18,834
Additional capital                                                      1,886,868        5,374,389
Deficit accumulated during the development stage                       (1,996,268)      (4,403,448)
                                                                      -----------      -----------
Total stockholders' equity (deficit)                                      (93,056)         989,775
                                                                      -----------      -----------
Total liabilities and stockholders' equity (deficit)                  $   183,248      $ 1,217,230
                                                                      ===========      ===========

See accompanying notes.

                                Micro-ASI, Inc.
                          (a development stage company)

                            Statements of Operations

                                           YEAR ENDED        YEAR ENDED       CUMULATIVE FROM
                                          DECEMBER 31,       DECEMBER 31,     FEBRUARY 1, 1995
                                               1997             1998            (INCEPTION)
                                                                                  THROUGH
                                                                                DECEMBER 31,
                                                                                    1998
Revenues                                 $                 $                 $               --

Expenses:
  Research and development                    186,500           302,355                 532,605
  General and administrative                  179,959           516,964               1,376,132
                                              366,459           819,319               1,908,747

Operating loss                               (366,459)         (819,319)             (1,908,747)

Other income (expense):
  Interest income                               2,153             8,649                  10,802
  Interest expense                            (62,511)           (7,407)                (98,323)
                                              (60,358)            1,242                 (87,521)

Net loss                                 $   (426,817)     $   (818,077)     $       (1,996,268)
                                         ============      ============      ==================
Basic and diluted net loss per share     $      (0.03)     $      (0.05)
Weighted average shares outstanding        13,259,000        15,957,781
                                         ============      ============



                                         NINE MONTHS         NINE MONTHS         CUMULATIVE FROM
                                            ENDED             ENDED              FEBRUARY 1, 1995
                                         SEPTEMBER 30,      SEPTEMBER 30,          (INCEPTION)
                                              1998              1999                THROUGH
                                                                                   SEPTEMBER 30,
                                                                                      1999
                                          (UNAUDITED)       (UNAUDITED)            (UNAUDITED)
Revenues                                 $         --      $         --      $

Expenses:
  Research and development                    283,622           584,653               1,117,268
  General and administrative                  267,360         1,839,990               3,216,122
                                              550,982         2,424,643               4,333,390

Operating loss                               (550,982)       (2,424,643)             (4,333,390)

Other income (expense):
  Interest income                               7,736            19,224                  30,026
  Interest expense                             (5,657)           (1,761)               (100,084)
                                                2,079            17,463                 (70,058)

Net loss                                 $   (548,903)     $ (2,407,180)     $       (4,403,448)
                                         ============      ============      ==================
Basic and diluted net loss per share     $      (0.04)     $      (0.14)
Weighted average shares outstanding        15,876,730        17,644,787
                                         ============      ============




See accompanying notes.

                                 MICRO-ASI, INC.
                          (a development stage company)
                  Statements of Stockholders' Equity (Deficit)

                                                                               COMMON STOCK
                                                                      ------------------------------
                                                       ISSUANCE                                           ADDITIONAL
                                                         PRICE           SHARES            AMOUNT          CAPITAL
                                                     -------------    -------------    -------------    --------------
1995
Issuance for notes                                    $    0.001         9,000,000       $    9,000       $   (7,500)
Net loss for year ended December 31, 1995                                       --               --                --
                                                                        ----------       ----------       -----------
Balance at December 31, 1995                                             9,000,000            9,000           (7,500)
1996
Issuance for forgiveness of debt                           0.167         3,000,000            3,000           497,000
Contribution of interest payable to additional
 capital                                                                        --               --            28,405
Net loss for year ended December 31, 1996                                       --               --                --
                                                                        ----------       ----------       -----------
Balance at December 31, 1996                                            12,000,000           12,000           517,905
1997
Sale of common stock                                       0.100         2,775,000            2,775           274,725
Sale of common stock                                       0.333           600,000              600           199,400
Sale of common stock                                       0.500           200,000              200            99,800
Contributed to capital                                                                                         29,507
Net loss for year ended December 31, 1997                                       --               --                --
                                                                        ----------       ----------       -----------
Balance at December 31, 1997                                            15,575,000           15,575         1,121,337
1998
Sale of common stock                                        .993           324,500              325           321,675
Sale of common stock                                       1.000           444,300              444           443,856
Net loss for year ended December 31, 1998                                        -                -                 -
                                                                        ----------       ----------       -----------
Balance at December 31, 1998                                            16,343,800           16,344         1,886,868
1999
Sale of common stock (unaudited)                           1.000         2,613,236            2,613         2,610,623
Issuance for services (unaudited)                          1.000           876,775              877           875,898
Return of stock (unaudited)                                 .001       (1,000,000)          (1,000)             1,000
Net loss for the period ended
September 30, 1999 (unaudited)                                                  --               --                --
                                                                        ----------       ----------       -----------
Balance at September 30, 1999 (unaudited)                               18,833,811           18,834         5,374,389
                                                                        ==========       ==========       ===========


                                                       DEFICIT ACCUMULATED
                                                      DURING THE DEVELOPMENT             TOTAL STOCKHOLDERS
                                                              STAGE                       EQUITY (DEFICIT)
Issuance of notes                                  $                       --      $                    1,500
Net loss for year ended December 31, 1995                            (610,757)                       (610,757)
                                                   --------------------------      --------------------------
Balance at December 31, 1995                                         (610,757)                       (609,257)
1996
Issuance for forgiveness of debt                                           --                         500,000
Contribution of interest payable to additional
 capital                                                                   --                          28,405
Net loss for year ended December 31, 1996                            (140,617)                       (140,617)
                                                   --------------------------      --------------------------
Balance at December 31, 1996                                         (751,374)                       (221,469)
                                                                                                         1997
Sale of common stock                                                       --                         277,900
Sale of common stock                                                       --                         200,000
Sale of common stock                                                       --                         100,000
Contributed capital                                                        --                          29,507
Net loss for year ended December 31, 1997                            (426,817)                       (426,817)
                                                   --------------------------      --------------------------
Balance at December 31, 1997                                       (1,178,191)                        (41,279)
1998
Sale of common stock                                                       --                         322,000
Sale of common stock                                                       --                         444,300
Net loss for year ended December 31,1998                             (818,077)                       (818,077)
Balance at December 31, 1998                                       (1,996,268)                        (93,056)
1999
Sale of common stock (unaudited)                                           --                       2,613,236
Issuance for services (unaudited)                                          --                         876,775
Return of stock (unaudited)                                                --                              --
Net loss for the period ended September 30,
 1999 (unaudited)                                                  (2,407,180)                     (2,407,180)
                                                   --------------------------      --------------------------
Balance at September 30, 1999 (unaudited)          $               (4,403,448)     $                  989,775
                                                   ==========================      ==========================

See Accompanying Notes

                                 Micro-ASI, Inc.
                          (a development stage company)

                            Statements of Cash Flows

                                                                  CUMULATIVE FROM
                                                                  FEBRUARY 1, 1995
                                           YEARS ENDED              (INCEPTION)
                                    DECEMBER 31,  DECEMBER 31,       THROUGH
                                        1997          1998        DECEMBER 31, 1998
                                    ------------  ------------    -----------------
OPERATING ACTIVITIES
Net loss                            $ (426,817)   $ (818,077)        $  (1,996,268)
Adjustments to reconcile net loss
  to net cash used in operating
  activities:
Depreciation                             4,908        14,471                25,626
Common stock issued to                      --            --
  incorporators
Common stock issued for                     --            --                 1,500
  services
Changes in operating assets
  and liabilities:
Accounts payable                       (46,457)       (4,813)              188,492
Accrued expenses                        12,904         4,908
Accrued interest                            --            --                17,812
Other assets                                --            --                    --
                                    ----------    ----------         -------------
Net cash used in operating            (455,462)     (803,511)           (1,762,838)
  activities

INVESTING ACTIVITIES
Capital expenditures, net                   --        (6,513)              (31,053)
Purchase of short-term                      --            --                    --
  investments
                                    ----------    ----------         -------------
Net cash provided by (used in)
  investing activities                      --        (6,513)              (31,053)

FINANCING ACTIVITIES
Proceeds from issuance of notes             --            --               595,000
Sales of common stock                  577,500       766,300             1,343,800
Contributed capital                     29,507            --                57,912
Principal payments on notes             95,000       (25,000)              (25,000)
                                    ----------    ----------         -------------
Net cash provided by financing
  activities                           702,007       741,300             1,971,712
                                    ----------    ----------         -------------

Net increase (decrease) in
  cash and cash equivalents            246,545       (68,724)              177,821
Cash and cash equivalents at
  beginning of period                       --       246,545                    --
                                    ----------    ----------         -------------
Cash and cash equivalents at
  end of period                     $  246,545    $  177,821               177,821
                                    ==========    ==========         =============

SUPPLEMENTAL INFORMATION
Cash paid for interest              $   47,492    $    7,407         $      54,899
                                    ==========    ==========         =============





                                                                                CUMULATIVE FROM
                                                                                FEBRUARY 1, 1995
                                                NINE MONTHS ENDED                 (INCEPTION)
                                        SEPTEMBER 30,       SEPTEMBER 30,           THROUGH
                                            1998                1999            SEPTEMBER 30, 1999
                                       --------------      --------------      --------------------
                                         (UNAUDITED)         (UNAUDITED)            (UNAUDITED)
OPERATING ACTIVITIES
Net loss                               $     (548,903)     $   (2,407,180)     $         (4,403,448)
Adjustments to reconcile net loss
  to net cash used in operating
  activities:
Depreciation                                    2,500              12,509                    38,135
Common stock issued to                             --                  --                     1,500
  incorporators
Common stock issued for                            --             656,775                   656,775
  services
Changes in operating assets
  and liabilities:
Accounts payable                              (37,690)             26,508                   215,000
Accrued expenses                                   --              11,250                    11,250
Accrued interest                                3,157             (16,607)                    1,205
Other assets                                       --              40,520                    40,520
                                       --------------      --------------      --------------------
Net cash used in operating                   (580,936)         (1,676,225)               (3,439,063)
  activities

INVESTING ACTIVITIES
Capital expenditures, net                         626             (67,299)                  (98,352)
Purchase of short-term                             --            (507,026)                 (507,026)
  investments
                                       --------------      --------------      --------------------
Net cash provided by (used in)
  investing activities                            626            (574,325)                 (605,378)

FINANCING ACTIVITIES
Proceeds from issuance of notes                    --                  --                   595,000
Sales of common stock                         568,500           2,613,236                 3,957,036
Contributed capital                                --                  --                    57,912
Principal payments on notes                   (25,000)                 --                   (25,000)
                                       --------------      --------------      --------------------
Net cash provided by financing
  activities                                  543,500           2,613,236                 4,584,948
                                       --------------      --------------      --------------------

Net increase (decrease) in
  cash and cash equivalents                   (36,810)            362,686                   540,507
Cash and cash equivalents at
  beginning of period                         246,545             177,821                        --
                                       --------------      --------------      --------------------
Cash and cash equivalents at
  end of period                        $      209,735      $      540,507      $            540,507
                                       ==============      ==============      ====================

SUPPLEMENTAL INFORMATION
Cash paid for interest                 $        1,750      $        5,657      $             60,556
                                       ==============      ==============      ====================


     See accompanying notes.

                          Notes to Financial Statements

Information for the nine months ended September 30, 1998 and 1999 is unaudited.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTS POLICIES

ORGANIZATION

Micro-ASI, Inc. (the "Company") is a development stage company incorporated on February 1, 1995, for the purpose of designing, developing, manufacturing and marketing advanced-technology packaging systems called multi-chip modules ("MCMs").

DEVELOPMENT STAGE COMPANY

The Company will continue to be a development stage company as defined in Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises," until it generates significant revenue. Successful development of a development stage company, particularly advanced technology related companies, is costly and highly competitive. The Company's growth and ultimate success depends on the timely development and market acceptance of new products. A development stage company involves risks and uncertainties, and there are no assurances that the Company will be successful in its efforts.

INTERIM FINANCIAL STATEMENTS

The unaudited financial statements as of September 30, 1999 and for the nine-month periods ended September 30, 1998 and 1999 reflect all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of the financial position and results of operations for such periods. The results for the nine months in the period ended September 30, 1999 are not necessarily indicative of the results to be expected for the full year.

CONCENTRATION OF RISK

At September 30, 1999, the Company's cash equivalents consisted principally of money market accounts.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

SHORT-TERM INVESTMENTS

The Company's short-term investments consist of Unites States Government agency securities.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets.

INCOME TAXES

Deferred income taxes are determined using the liability method, which gives consideration to the future tax consequences associated with differences between the financial accounting and tax basis of assets and liabilities. This method also gives immediate effect to changes in income tax laws.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

NET LOSS PER SHARE

Basic and diluted net loss per share is computed using the Company's net loss for each period presented divided by the average common shares outstanding. The Company had no other equity instruments outstanding during any of the periods presented.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COMPREHENSIVE INCOME

As of January 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130 (Statement 130), Reporting Comprehensive Income. Statement 130 establishes new rules for the adopting and display of comprehensive income and its components. The adoption of this Statement has no impact on the Company's results of operations or stockholders' equity as the Company has no other material elements of other comprehensive income.

2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                        Estimated
                                          Useful     December 31,        September 30,
                                           Life          1998                1999
                                        ---------   --------------      --------------
                                                                          (unaudited)
Computer Equipment                           3      $        6,513      $       17,493
Furniture and Fixtures                       5                  --              37,453
Leasehold Improvements                       1                  --              23,216
Less Accumulated Depreciation                               (1,086)            (13,595)
                                                    --------------      --------------
                                                    $        5,427      $       64,567
                                                    ==============      ==============


3. NOTE PAYABLE

The $70,000 note payable to an original promoter of the Company at December 31, 1998, was due on demand with interest accruing on the unpaid balance at a rate of 10%, compounding semi-annually and payable annually in arrears. In April 1999, this note payable was exchanged for 100,000 shares of the Company's Common Stock. The excess for market value of the common stock over the carrying value of the notes payable was charged to expense.

4. INCOME TAXES

At December 31, 1998, the Company's net deferred tax assets of approximately $675,000 relate primarily from net operating loss carryforwards for federal income tax purposes which begin expiring in 2011. The tax benefit of the net operating loss carryforwards is fully offset by a valuation allowance due to uncertainty related to future taxable income. Accordingly, no tax benefit has been recognized in the accompanying financial statements. No other significant reconciling items exist between the actual effective tax and the expected effective tax rate for 1998.

5. RELATED PARTY TRANSACTIONS

The Company has a consulting agreement with a firm owned by the Company's Chairman for the design, development and marketing of MCMs. Fees and expenses paid totaled $135,000, $330,000, $225,000 and $225,000 in 1997 and 1998 and for
the nine months ended September 30, 1999 and 1998, respectively. This agreement ended September 30, 1999 when the Chairman joined the Company as a full time employee.

The Company had a consulting agreement with a firm owned by the Company's President and Chief Executive Officer for administrative and financial management. Fees and expenses paid totaled $40,000, $95,000 and $65,000 in 1997 and 1998 and for the nine months ended September 30, 1998, respectively. This agreement ended in December 1998 when the President joined the Company as a full time employee.

The Company paid approximately $10,000, $100,000, $44,500 and $366,350 to other related parties for the development related activities and expense reimbursements in 1997 and 1998 and for the nine-month periods ended September 30, 1998 and 1999, respectively.

The Company paid approximately $10,000, $57,000 and $45,000 to a consulting company owned by Patrick Antaki, an original promoter of the Company for development services for 1997 and 1998 and for the nine months ended September 30, 1999. This agreement ended on December 31,1998.

The Company paid consulting fees of $70,000 for the nine months ended September 30, 1999 for assistance with the development of its business strategy to a company owned by two current employees of the Company. These fees were paid prior to these individuals joining the Company.

6. COMMITMENTS

OPERATING LEASES

In May 1999, the Company entered into a non-cancelable operating lease for office space with future minimum rental payments of $66,637 for 1999 and $33,318 for 2000.

INVESTMENT IN ZAE (unaudited)

On March 25, 1999, the Company entered into a memorandum of understanding with ZAE Research, Inc. (ZAE), whereby, the Company would invest up to $1,000,000 in ZAE. In return, the Company was to receive a 50% ownership interest in one of ZAE's subsidiaries and a 10.5% royalty paid on all consolidated gross revenue of ZAE and its subsidiaries, excluding the subsidiary with the aforementioned 50% interest. As of September 30, 1999, the Company had invested approximately $213,000 in ZAE and has not recorded any revenues from royalties. The Company's funding has been used for product development by ZAE and accordingly has been expensed by the Company. On January 18, 2000, the Company and ZAE mutually agreed to terminate the relationship. As part of that termination, ZAE has agreed to repay all amounts previously funded by the Company; however due to the financial condition of ZAE, management has elected to fully reserve this receivable and will only be recorded as payments are received.

7. EQUITY

COMMON STOCK

The original issuance of common stock was for 150,000 shares valued at $.01 per share for a note payable in an equal amount. The Company had a stock split of 60 for 1 on February 27, 1997, which was retroactively applied. The stock split resulted in the restatement of the 150,000 shares of common stock to 9,000,000 shares of common stock with a par value of $9,000. The par value of $9,000 was greater than the original consideration received of $1,500 resulting in the $7,500 deficit in additional capital.

In 1996, $500,000 in debt outstanding was converted to 3,000,000 shares of common stock. No gain or loss was recorded on this transaction, as management believes the 3,000,000 shares approximated the full value of the debt outstanding on the conversion date.

In April 1999, the Company and one of its original promoters finalized an agreement whereby 1,000,000 shares of stock previously issued to the promoter, on the condition that he join the Company as a full time employee, were returned as it was agreed that the promoter will not join the Company as a full-time employee.

In 1999, the Company determined it would be appropriate to award Kingdom Capital, its investor and public relations firm a bonus in the form of the Company's common stock in the amount of 600,000 shares valued at $600,000 which was charged to expense in June 1999. In addition, the Company granted this firm an additional 150,000 shares valued at $150,000 for future services through December 31, 1999. As of September 30, 1999, the Company had charged $75,000 of the $150,000 to expense. The Company granted stock in lieu of cash due to its limited liquidity situation at the time of the decision.

8. Subsequent Events (unaudited)

On December 15, 1999, the Company's shareholders approved a stock option plan. The plan calls for a committee of the Board of Directors to have authority to issue 4,000,000 options to purchase common stock.

Effective January 18, 2000, Micro-ASI completed the acquisition of the outstanding common stock (the "BTI Common Stock") of Best Technologies, Inc., a Texas corporation ("BTI"), from the sole shareholder of BTI (the "Seller"), pursuant to a stock purchase agreement (including all Exhibits and Schedules thereto and documents executed in connection therewith, the "Agreement"). BTI is an electronics contract manufacturer headquartered in Wylie, Texas. In connection with the Agreement, one share of preferred stock of BTI (The BTI Preferred Stock") was created and issued to the Seller. The Company, as the holder of the BTI Common Stock, has the right to appoint one director to the three member Board of Directors of BTI. Seller, as holder of the BTI Preferred Stock has the right to appoint two directors to the three-member Board of Directors of BTI and certain other voting rights. Pursuant to the Agreement, the Company will receive the outstanding BTI Preferred Stock upon the satisfaction of certain obligations, including, but not limited to, the completion of an initial public offering of the Company's Common Stock.

The total aggregate purchase price for the BTI Common Stock is approximately $5.3 million. The purchase price includes (i) a promissory note from the Company to the Seller in the amount of $2,500,000, due the earlier of (a) December 31, 2001 or (b) ten days after the completion of an initial public offering by the Company (the "Purchase Note"); (ii) a convertible note from the Company to the Seller in the amount of $1,416,677 due December 31, 2001, which is immediately convertible into 1,416,667 shares of Common Stock of the Company (the "Convertible Note"); (iii) a promissory note from BTI to the Seller and guaranteed by the Company in the amount of $600,000, due the earlier of (a) March 31, 2000 or (b) ten days after the completion of one or more private placements having an aggregate gross offering amount in excess of $6,000,000 (the "Cash Note"); and additionally, the Company has committed to purchase $750,000 of capital expenditures to be used in BTI's flip-chip assembly due ninety days after the completion of one or more private placements having an aggregate gross offering amount in excess of $6,000,000 (the "Capital Contribution"). Furthermore, the payment of the Cash Note, the Purchase Note and the Convertible Note are secured by a stock pledge agreement pursuant to which the Company has pledged all of the BTI Common Stock. The purchase price is not subject to any post-closing adjustments. The acquisition of BTI provides the Company with manufacturing capabilities to produce the redesigned products and offer turnkey solutions to its customers. Because the seller of BTI still retains voting control, the Company will not consolidate the operations of BTI until the obligations noted above are satisfied.

                                    PART III

ITEM 1 INDEX TO EXHIBITS:


The following documents are filed as exhibits to this Form 10SB/A:


(2) Articles of Incorporation and Bylaws


     Exhibit 2.1 Articles of Incorporation *


     Exhibit 2.2 Bylaws *


(6) Material Contracts:


     Exhibit 6.1 Consulting Agreement with S&N Corporation *


     Exhibit 6.2 Consulting Agreement with Kingdom Capital, Inc *


(16) Exhibit 16.1 Letter from Jones, Jensen & Company


(27) Financial Data Schedules


     Exhibit 27.1 Financial Data Schedule


     Exhibit 27.2 Financial Data Schedule


     * Previously Filed

     ITEM 2 DESCRIPTION OF EXHIBITS:

The Exhibits listed in Item 1 of this Part III are filed herewith.

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the issuer has duly caused this document to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         Issuer:

                                         Micro-ASI, Incorporated

Date:

February 4, 2000                         /s/ JOEL E. CLAYBROOK
                                         ---------------------------------------
                                         By: Joel E. Claybrook, President

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
16.1                     Letter from Jones, Jensen & Company

27.1                     Financial Data Schedule

27.2                     Financial Data Schedule